Contact

www.linkedin.com/in/vennardwright (LinkedIn)

Top Skills

Security
Enterprise Architecture
Project Management

Languages

English (Native or Bilingual)
Spanish (Limited Working)
American Sign Language (Limited Working)

Certifications

Online Adult, Child, Infant Cpr & First Aid Class
Project Management Professional (PMP)
ITIL V3 Practitioner
Professional Certified Coach (PCC)
Level 1 Track & Field Coach

Honors-Awards

CIO of the Year
2013 Digital Counties Survey 5th Place
2013 GCN Awards Runner-up
Who's Who in Prince George's
Top 20 Innovative Midmarket CIOs

Publications

Prince George's officials aim for fewer lines, more clicks
Accounting for Online Payment Security as a Practice
IT training: The most effective options for upskilling IT staff
2018 State of the CIO Survey: Leadership Perspectives- Washington Suburban Sanitary Commission

Vennard Wright

Magical and Gifted Tech Whisperer who takes great pride in eliminating tech disruption.
Oxon Hill, Maryland, United States

Summary

Active Top Secret Clearance, PMP, ITIL Practitioner Certified

Specialties: Public Sector, Enterprise Architecture, IT Infrastructure, Application Development, Emerging Technologies, Project & Portfolio Management

Experience

PerVista

CEO | Founder
January 2024 - Present (2 months)
Oxon Hill, Maryland, United States

AI has the potential to revolutionize our approach to safety and security. With that in mind, we have harnessed the power of AI to create PerVista, a cutting-edge platform that analyzes real-time video feeds and senses possible threats. PerVista uses pattern recognition in advanced algorithms to detect unusual or suspicious behaviors that may indicate potential threats, enabling proactive intervention. This high-tech tool doesn't just respond to incidents—it anticipates them, contributing significantly to the safety of our schools and students. School safety is no longer a matter of luck or quick response; with PerVista, it's a matter of advanced technology and insightful design.

Wave Welcome

President | Chief Executive Officer
September 2020 - January 2024 (3 years 5 months)
National Harbor, Maryland, United States

Founder / Leader of a firm that partners with organizations to provide digital transformation, cyber advisory and strategic direction for enterprise technology modernization initiatives. In this capacity, it is also his responsibility to provide management for business development activities and client engagement. Lastly, we work with industry to identify emerging technologies that provide innovation, process automation, operational efficiency and business intelligence, in line with identified objectives.

Accounting for Online Payment Security as a Practice

Iron Bow Technologies

CIO/VP of Operations

May 2019 - September 2020 (1 year 5 months)

Herndon, VA

Provide the requisite leadership to transform the management of business technology capabilities and transformative services to support Iron Bow's operations by ensuring that service delivery is in full alignment with senior leadership's strategic goals and objectives.

WSSC (Washington Suburban Sanitary Commission)

Chief Information Officer

January 2017 - May 2019 (2 years 5 months)

Laurel, MD

Lead a client-focused and process-based organization that is fiscally responsible, consisting of WSSC staff, consultants, and implementation support organizations. In addition, provide requisite leadership to transform the management of IT capabilities and services to support WSSC's mission and serve as an ambassador to spread the Commission's message to the general public while ensuring that the IT organizations's service delivery is in full alignment with senior leadership's strategic goals and objectives.

Prince George's County, Maryland

Chief Information Officer

December 2010 - January 2017 (6 years 2 months)

Largo, MD

Strategic management and technical direction of all OIT programs and policies for Prince George's County (MD) Government

Salient CRGT

Sr. Program Manager

December 2008 - December 2010 (2 years 1 month)

Mclean, VA

Program Manager for Montgomery County and ATF accounts, in addition to business development and internal process improvement responsibilities.

Integration Technologies Group, Inc

Client Executive

2007 - 2008 (1 year)

Falls Church, VA

Electronic Data Systems
Technical Organization Delivery Manager
January 2007 - December 2007 (1 year)

Friends of Hillary
Director of Technology
April 2006 - January 2007 (10 months)

Electronic Data Systems
Chief Technology Officer
January 2004 - June 2006 (2 years 6 months)

Digex/Worldcom
Sr. Systems Engineer
January 2000 - January 2004 (4 years 1 month)

Academy for Educational Development
Operations & Technology Coordinator
1999 - 2000 (1 year)

Education

University of Maryland - Robert H. Smith School of Business
BS, Business Administration · (1993 - 1996)

Pine Forge Academy
Diploma, General Studies · (1988 - 1991)

Dupont Park
N/A, General Studies · (1983 - 1988)